

February 28, 2011

John G. Robinson
President
Teryl Resources Corp.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

Re: **Teryl Resources Corp.**
                Form 20-F for Fiscal Year Ended May 31, 2010
                Filed December 1, 2010
                Commission File No.: 0-31076

Dear Mr. Robinson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended May 31, 2010

Item 16F. Change in Registrant's Certifying Accountant

1.   Please file in an amended Form 20-F the letter from your former accountants indicating whether they agree with the statements made by you in response to Item 16F(a) of Form 20-F, as required by Item 16F of Form 20-F.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812, Mark Wojciechowski at 202-551-3759, or me at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

Mark Shannon
Branch Chief